UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Li3 Energy, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
501862106
(CUSIP Number)
POSCO Canada Ltd.
650 W. Georgia Street Suite 2350
Vancouver, British Columbia
V6B 4N9
Canada
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	501862106

1	NAMES OF REPORTING PERSONS POSCO Canada Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Province of British Columbia

	7	SOLE VOTING POWER

NUMBER OF		76,190,600*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		76,190,600*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,190,600*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

* Consists of (a) 38,095,300 shares of common stock of the Issuer plus (b) 38,095,300 warrants to purchase one share of common stock of the Issuer.

** For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of common stock issuable upon the exercise of the warrants issued by the Issuer to the Reporting Person are issued and outstanding as of September 14, 2011. The foregoing percentage is calculated based on 360,104,520 shares of common stock of the Issuer outstanding as of September 14, 2011 after giving effect to the acquisition reported herein (not including the 2,000,000 shares of restricted stock awarded by the Issuer under its equity incentive plan which remains subject to vesting).

Item 1. Security and Issuer.
This statement of Schedule 13D (“Schedule 13D”) relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Li3 Energy, Inc., a Nevada corporation (the “Issuer”), and to the Common Stock issuable upon exercise of the Warrant (the “Warrant”), of the Issuer. The principal executive office of the Issuer is located at Av. Pardo y Aliaga 699 Of. 802 San Isidro, Lima, Peru.
Item 2. Identity and Background.
This Schedule 13D is being filed by the following person (“Reporting Person”):

Reporting Person	Place of Organization	Principal Business	Address Principal Office

POSCO Canada Ltd. (“POSCAN”)	British Columbia	Investing in mining resources	650 W. Georgia St. Suite 2350, Vancouver BC, V6B 4N9, Canada
During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds.
On September 14, 2011, pursuant to the Securities Purchase Agreement (defined below), POSCAN purchased from the Issuer 38,095,300 Units at $0.21 per Unit (defined below), with each Unit consisting of one share of Common Stock and a three-year warrant to purchase one share of Common Stock at an exercise price of $0.40 per share (the “Unit”), for an aggregate purchase price of $8,000,013 (the “Purchase Price”) as contemplated by the Securities Purchase Agreement, dated August 24, 2011 (the “Securities Purchase Agreement”) between the Issuer and the Reporting Person.
Item 4. Purpose of Transaction
On August 24, 2011, pursuant to the Securities Purchase Agreement, the Reporting Person agreed to purchase from the Issuer for investment purposes 38,095,300 Units (the “Initial Investment”). Upon satisfaction or waiver of certain covenants and conditions set forth in the Securities Purchase Agreement, the Reporting Person shall purchase 47,619,000 additional Units at $0.21 per Unit, with each Unit consisting of one share of Common Stock and a three-year warrant to purchase one share of Common Stock at an exercise price of $0.40 per share, for an aggregate purchase price of $9,999,990.

As described below in Item 6, the Reporting Person may appoint one director (the “POSCAN Director”) to the Board of Directors of the Issuer, who is reasonably acceptable to the Issuer. Following the consummation of the Initial Investment, the Board shall consist of no more than seven directors, one of whom shall be the POSCAN Director. For so long as the Reporting Person owns not less than 10% of the issued and outstanding Common Stock, the Reporting Person shall have certain information and other access rights.
Other than as described in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Company
(a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Item 2, 3, 4 and 6 hereof are incorporated herein by reference.
As of September 14, 2011, following the consummation of the Initial Investment contemplated by the Securities Purchase Agreement, the Reporting Person may be deemed to beneficially own 76,190,600 shares of Common Stock, representing approximately 21.2% of the issued and outstanding Common Stock of the Company, assuming that there are 360,104,520 shares of Common Stock outstanding on such date.
(c) Except as described in Item 3 above, there have been no transactions in the Issuer’s Common Stock by the Reporting Person during the last 60 days.
(d) No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
Securities Purchase Agreement
On August 24, 2011, the Reporting Person entered into the Securities Purchase Agreement, pursuant to which the Reporting Person agreed to acquire 38,095,300 Units in exchange for the Purchase Price. The Common Stock purchased pursuant to the Securities Purchase Agreement is subject to certain lockup provisions contained in the Securities Purchase Agreement that prohibit sales of that Common stock for specified time periods. In addition, the Issuer issued to the Reporting Person the Warrant to purchase 38,095,300 shares of Common Stock, exercisable at a price of $0.40 per share. The Warrant expires on September 13, 2014. Upon satisfaction or waiver of certain covenants and conditions set forth in the Securities Purchase Agreement, the Reporting Person shall purchase 47,619,000 additional Units at $0.21 per Unit, with each Unit consisting of one share of Common Stock and a three-year warrant to purchase one share of Common Stock at an exercise price of $0.40, for an aggregate purchase price of $9,999,990.

Investor’s Rights Agreement
Pursuant to the Investor’s Rights Agreement, for so long as the Reporting Person owns at least 10% of the issued and outstanding Common Stock, the Issuer shall appoint a director nominated by the Reporting Person to the Board of Directors and shall continue to nominate a designee of the Reporting Person at each annual meeting. Until the earlier of (i) the Reporting Person owning less than 10% of the issued and outstanding Common Stock and (ii) the aggregate market capitalization of the Issuer exceeding $250 million, the Issuer may not undertake certain actions without the approval of the Reporting Person including: a liquidation; merger or reorganization; a sale of all or substantially all of the Issuer’s assets; incurring indebtedness in excess of $1,000,000 (subject to certain exceptions); create or take any action that results in the Issuer’s holding the capital stock of any subsidiary that is not wholly owned (with certain exceptions); transfer or license the Issuer’s proprietary technology to a third party; substantially change the scope of the Issuer’s business; or amend or waive any non-competition or non-solicitation provision applicable to the Issuer’s Chief Executive Officer or Chief Operating Officer.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

Exhibit 1	Securities Purchase Agreement, dated as August 24, 2011, between Li3 Energy, Inc. and POSCO Canada Ltd.

Exhibit 2	Investor’s Rights Agreement, dated August 24, 2011, between Li3 Energy, Inc. and POSCO Canada Ltd.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POSCO CANADA LTD.
Date: September 23, 2011	By:	/s/ Yong Keun Kim
		Name:	Yong Keun Kim
		Title:	President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)